UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    February 10, 2004         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------



                                                           EXTERNAL NEWS RELEASE
                                                                        04-06-TC

For Immediate Release:  February 9, 2004


         TECK COMINCO'S KIVCET FURNACE EXPECTED TO RESUME PRODUCTION IN
                              SECOND HALF OF MARCH

Vancouver, B.C. -- A preliminary internal inspection of the KIVCET lead furnace and boiler systems at the company's Trail Operations, which incurred damage as a result of an explosion on Monday, February 2, 2004, has resulted in an estimated schedule of repair that will see the furnace resume operation in the second half of March.

The full investigation into the cause of the explosion continues. The cost of repair and the cause of the incident will not be known until such time as this investigation has been completed. The company's operations, research and safety staff, as well as safety representatives from the United Steelworkers of America Local 480, the Workers Compensation Board and the provincial boiler inspection office are participating in the investigation. The explosion did not result in any injuries to employees.

In-process inventory will enable the lead refinery to operate for approximately two more weeks. Zinc production is unaffected by this incident.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
604.685.3007


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com